UN
SECURITIES ANI 06006903
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/0105 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pickwick Plaza
(No. and Street)

PROCESSED
MAY 26 2006
THOMSON
FINANCIAL

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Brody 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Paul Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/06

Signature Date

Chief Financial Officer

Title

Notary Public

DOUGLAS A. MADONIA
Notary Public, State of Connecticut

My Commission Expires June 30, 2008

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity
Exchange Act as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Timber Hill LLC

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Timber Hill LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash		$	75,171,856
Cash and securities - Segregated under federal and other regulations			563,448
Secured demand note receivable collateralized by marketable securities			5,200,000
Receivables from brokers, dealers and clearing organizations			284,491,705
Securities borrowed			7,921,014,991
Securities owned, at market: (Note 3)			
Securities owned	$ 3,166,232,148		
Securities owned - Pledged as collateral	6,086,039,582		
Total			9,252,271,730
Other assets			95,687,027
TOTAL ASSETS		$	17,634,400,757

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Securities sold but not yet purchased, at market (Note 3)	$	9,985,851,930
Securities loaned		5,974,042,985
Payables to brokers, dealers and clearing organizations		48,432,012
Short-term borrowings (Note 4)		106,472,242
Accounts payable, accrued expenses and other liabilities		79,760,128
Total		16,194,559,297
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 6)		185,200,000
MEMBERS' CAPITAL		1,254,641,460
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	17,634,400,757

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC, an affiliated futures commission merchant.

The Company is 99.99% owned by Interactive Brokers Group LLC ("IBGLLC"). In addition to the Company, IBGLLC is comprised of the following companies: Interactive Brokers LLC ("IBLLC"), Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK") and Timber Hill Hong Kong Limited ("THHK"), which ceased operating in February 2004 and was liquidated in October 2005. THE is the parent company of Timber Hill (U.K.) Limited ("THUK"). THUK is registered with the U.K. Financial Services Authority ("FSA") as a dealer and ceased operating as of November 16, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practices.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2005. Such estimates include estimated fair value of financial instruments, estimated useful lives of equipment and estimated contingency reserves.

Principal Transactions

Stocks, corporate bonds, futures, options and foreign currency transactions are reported in the statement of financial condition on a trade date basis and are valued at market. U.S. Treasury Bills are carried at amortized cost, which approximates fair value. At December 31, 2005, currency owned of $38,385,069 is included in Cash and currency sold of $23,190,393 is included in Short-term borrowings.

Federal and State Income Taxes

The Company is a limited liability company, which qualifies as a partnership for Federal income tax purposes. As such, the Company files federal, state and local partnership income tax returns.

Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as required under contractual provisions.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other securities with the counterparty. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually.

Securities Pledged

In the statement of financial condition at December 31, 2005, all firm owned securities pledged to counterparties, where the counterparty has the right, by contract or custom, to sell or repledge the securities, are classified as securities pledged as collateral as required by Statement of Financial Accounting Standards (SFAS") No. 140. At December 31, 2005, collateral received from counterparties amounted to $7,640,016,962, which the Company has the right to repledge or resell, of which substantially all has been repledged or resold.

Receivables and Payables from/to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities failed to deliver, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions and floor brokerage receivables. Payables to brokers, dealers and clearing organizations include amounts payable for securities failed to receive, amounts payable to clearing organizations on open transactions and floor brokerage payables. In addition, the net receivable or payable arising from unsettled trades is reported under these captions.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the year-end exchange rate.

Defined Contribution Plan

The Company has a defined contribution plan covering substantially all employees who have met service requirements.

Property and Equipment

Property and equipment consist primarily of technology hardware, software and leasehold improvements. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Total property and equipment of $11,351,696, net of accumulated depreciation and amortization of $7,306,374, is included in Other assets at December 31, 2005.

Recent Accounting Pronouncements

In December 2004 the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No.123R eliminates the intrinsic value method under APB 25 as an alternative method of accounting for stock-based awards. SFAS No. 123R also revises the fair-value-based method of accounting for share-based payment liabilities, forfeitures, and modifications of stock-based awards and clarifies SFAS No. 123's guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. The company does not expect adoption of SFAS No. 123R in 2006 to have a material impact on the Company's statement of financial condition.

SFAS No. 154 - *Accounting Changes and Error Corrections* was issued in May 2005 and is effective beginning January 1, 2006. This statement replaces APB No. 20 - *Accounting Changes*, and SFAS No. 3 - *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for reporting a change in accounting principle. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle. The Company adopted SFAS No. 154 as of January 1, 2005, noting that no such accounting changes affected the Company's statement of financial condition.

3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

At December 31, 2005, securities owned and sold but not yet purchased consist of the following:

	Owned	Sold But Not Yet Purchased
Stocks	$6,853,728,884	$7,831,124,113
Options	2,204,810,673	2,154,727,817
U.S. Treasury Bills	167,093,353	-
Bonds	26,638,820	-
	$9,252,271,730	$9,985,851,930

4. SHORT-TERM BORROWINGS

Short-term overnight bank loans bear interest at fluctuating rates based on the Federal Funds rate. At December 31, 2005, there were loans outstanding of $39,000,000, collateralized by $44,153,713 in equity securities at a rate of 4.40%, $32,181,849 collateralized by currency balances at various bank rates and $12,100,000 unsecured at a rate of 4.6250%. These loans had overnight terms and were either repaid on

January 3, 2006 or rolled forward. Also included in Short-term borrowings at December 31, 2005 is currency sold (Note 2) of $23,190,393.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FAIR VALUE DISCLOSURES

Off-Balance-Sheet Risk - The Company derives its revenues from buying and selling a variety of financial instruments. Certain of these instruments, including equity options and futures products, give rise to off-balance-sheet risk. Risk arises from changes in the value of these contracts (market risk) and also from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company relies upon its proprietary computer system to assure that the market risk inherent in its portfolio at any moment is minimized. Credit risk is limited in that substantially all of the contracts are settled directly with securities and commodities clearing houses.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities deposited by the Company with a market value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price, and thereby, may create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

Fair Value - Due to the nature of its operations, substantially all of the Company's financial instrument assets, comprising of securities owned, securities purchased under agreements to resell, securities borrowed and receivables from brokers, dealers and clearing organizations are carried at fair value based on quoted market prices or are assets which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of the Company's financial instrument liabilities arise from securities sold, securities sold under agreements to repurchase, securities loaned and liabilities, which are short-term in nature and are reported at quoted market prices or at amounts approximating fair value.

6. SUBORDINATED LIABILITIES

The Company has an unsecured revolving senior subordinated loan facility of $15,000,000, which was not utilized at December 31, 2005 and expires on June 2, 2006. This loan is subject to a 0.5% commitment fee and borrowings under the agreement bear interest at a rate of prime plus 2.4%.

At December 31, 2005, the Company had an unsecured subordinated loan of $180,000,000 with IBGLLC that matures on June 30, 2006 and bears interest at a rate of 8.05%.

The Company also has a secured demand note collateral agreement for $5,200,000, which matures on December 31, 2006. The note bears interest at a rate of 5%. This agreement is collateralized by fixed income securities having a fair value of $6,094,954.

The agreements covering the subordinated loan and secured demand note have been approved by the Chicago Mercantile Exchange and the Chicago Board Options Exchange and are thus available in computing the Company's net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Note 12). To the extent that such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation - At December 31, 2005, the Company has been named as a party to certain legal actions. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the statement of financial condition of the Company.

Leases - The Company has non-cancelable operating leases covering office space. One office lease is subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election. In November 2005, the leases on the primary U.S. office space for the Company and its affiliates were renegotiated through January 2014, with renewal options through January 2026. Minimum future rental payment commitments following this renegotiation, inclusive of amounts to be allocated to affiliates, are as follows:

Year	Office Rent
2006	$ 3,566,848
2007	4,397,152
2008	4,454,891
2009	4,514,553
2010	4,572,299
Thereafter	16,735,767
	$ 38,241,510

Other Commitments - U.S. Treasury Bills generally are used to satisfy the Company's margin and clearing fund requirements with its clearing organizations.

Guarantees - The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under FASB Interpretation No.45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

8. RELATED PARTY TRANSACTIONS

THE, THC, THA and THSHK are registered securities dealers in Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing for affiliates. IBLLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada, respectively, and engage in execution and clearing securities services for customers and affiliates. IBGLLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources as well as engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition are the following amounts with related parties at December 31, 2005:

Receivables from brokers, dealers and clearing organizations:	
Brokerage transactions receivable	$ 154,157
Dividend receivable	258,769
Other assets:	
Administrative and service fees receivable	$ 2,866,355
Advances receivable	647,646
Currency Forwards MTM	113,036
Interest receivable	24,325
Loan receivable	29,900,000

Loan receivable from affiliate bears interest of 4.97% and is payable on demand.

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2005:

Payables to brokers, dealers and clearing organizations:	
Brokerage transactions payable	$ 3,754,921
Accounts payable, accrued expenses and other liabilities:	
Advances payable	$ 2,267,126
Administrative fees payable	152,505
Brokerage fees payable	3,158,036
Consulting fee payable	3,449,174
Currency Forwards MTM	57,621
Interest payable	4,516,608
Securities loaned, collateralized by cash	$ 176,530,077
Subordinated loan payable (Note 6)	$ 180,000,000

9. SEGREGATION OF FUNDS

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2005, segregated funds exceeded such requirements by $235,171. At December 31, 2005, cash in the amount of $1,523,293 and U.S. Treasury Bills, with a market value of $104,600,388 were segregated.

10. EMPLOYEE INCENTIVE PLANS

The Company participates in two employee incentive plans sponsored by IBGLLC that provide eligible employees with the opportunity to share in the long-term growth of IBGLLC.

Return on Investment Dollar Units ("ROI"): Since 1998, IBGLLC has granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the units upon the fifth, seventh or tenth anniversary date. These units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all units shall vest on the fifth anniversary date of their grant and will be automatically redeemed.

Member Interests: Selected employees of the Company are granted non-transferable member interests in IBGLLC. Those member interests entitle the grantees to share in the net consolidated profit or loss of IBGLLC based on their holding percentages. Redemptions of member interests are treated as capital distributions from IBGLLC.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security), with a maximum requirement of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). On September 30, 2004, the Commodity Futures Trading Commission amended rule 1.17 to require that IBLLC maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin for all positions carried in non-customer accounts. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2005, the Company had net capital of $442,200,249, which was $434,900,278 in excess of required net capital.

12. SUBSEQUENT EVENT

On January 18, 2006, the Company's managing member approved and paid a cash dividend to the members of the Company totaling $18,001,800.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) for determining compliance with the exemptive provisions Rule 15c3-3 under the Securities Exchange Act of 1934 and Regulation 30.7 under the Commodity Exchange Act and (4) in making the daily computations of the segregation requirements of Section 4d(2). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Chicago Mercantile Exchange, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP